Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Third Quarter 2013 Financial and Operating Results

All amounts are in U.S. dollars (unless otherwise noted)
Quebec City, Canada, November 5, 2013 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology, today reported financial and operating results as at and for the three months ended September 30, 2013.
Key Highlights
Zoptarelin Doxorubicin (AEZS-108)

▪	Initiation of patient dosing in the Phase 3 "ZoptEC" (Zoptarelin doxorubicin in Endometrial Cancer) trial in women with endometrial cancer resistant to platinum/taxane-based chemotherapy.
Macimorelin Acetate (AEZS-130)

▪
Subsequent to quarter-end, submission of a New Drug Application ("NDA") to the United States Food and Drug Administration ("FDA") for macimorelin acetate for the evaluation of Adult Growth Hormone Deficiency ("AGHD").

Cetrotide®

▪
Subsequent to quarter-end, successful completion of the transfer of Cetrotide® manufacturing rights in all territories to Merck Serono, in exchange for an upfront payment of €2.5 million (approximately $3.3 million).

"At-the-Market" Issuance Program

•
Between May 21, 2013 and November 5, 2013, the Company sold a total of approximately 1.5 million common shares under its At-the-Market ("ATM") sales program at an average price of $1.80 per share, for aggregate gross proceeds of approximately $2.7 million. This includes approximately 0.8 million common shares at an average price of $1.50 per share, for aggregate gross proceeds of approximately $1.2 million, between July 1 and November 5, 2013. This ATM allows the Company to sell up to a maximum of 2.5 million common shares through ATM issuances on the NASDAQ Capital Market® for aggregate gross proceeds not to exceed $4.6 million.

Registered Direct Offering

▪	Completion of a registered direct offering of 5.2 million units at a purchase price of $1.50 per unit, generating net proceeds of approximately $7 million.

Aeterna Zentaris

Appointment to Management Team

▪	Subsequent to quarter-end, appointment of Jude Dinges as Senior Vice President, Chief Commercial Officer.
Cash and cash equivalents totalled $24.8 million as at September 30, 2013, compared to $39.5 million as at December 31, 2012.
David Dodd, Aeterna Zentaris President and Chief Executive Officer, commented, "We have spent the last few months conducting an in-depth review of all our R&D and corporate activities leading to our new strategic vision for the Company: transform Aeterna Zentaris into a biopharmaceutical operating company through the commercialization of our pipeline, as well as by pursuing in‑licensing and acquisition opportunities. To that effect, we have submitted a NDA for macimorelin acetate as potentially the first approved oral product for the evaluation of AGHD, we have appointed a Chief Commercial Officer responsible for all macimorelin acetate branding, marketing and sales activities, as well as for overseeing future commercial opportunities. We have also prioritized projects such as the ZoptEC Phase 3 trial in endometrial cancer and the Phase 2 investigator-driven trials in prostate and breast cancer with zoptarelin doxorubicin, while deciding to stop the Phase 2 trial in bladder cancer with this product, and transferring the manufacturing rights related to Cetrotide® to Merck Serono for $3.3 million. Also, we continue to review opportunities to better align our resources with our business priorities to ensure that our investments reflect our focus on achieving success as a biopharmaceutical operating company. In that regard, we have taken concrete actions, and in the months ahead, we will continue focusing all our efforts towards achieving our new strategic vision for the Company."
Dennis Turpin, CPA, CA, Senior Vice President and Chief Financial Officer at Aeterna Zentaris stated, "As of September 30, 2013, we had a cash and cash equivalents position of  $24.8 million which enables us to continue to move our key product candidates through the pipeline."
CONSOLIDATED RESULTS AS AT AND FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2013
Revenues were $21.1 million for the three-month period ended September 30, 2013, compared to $7.1 million for the same period in 2012. The increase is largely attributable to the acceleration of the recognition of previously deferred revenues received in connection with the 2008 sale of the Cetrotide® royalty stream to HealthCare Royalty Partners L.P.
R&D costs, net of refundable tax credits and grants were $6.2 million for the three-month period ended September 30, 2013, compared to $4.3 million for the same period in 2012. The increase is attributable to higher third-party costs associated with the development of the Company's products.
Selling, general and administrative ("SG&A") expenses were $3.0 million for the three-month period ended September 30, 2013, compared to $2.9 million for the same period in 2012.
Net income (loss) for the three-month period ended September 30, 2013 was $3.8 million or $0.13 per basic and diluted share, compared to $(6.6) million or $(0.35) per basic and diluted share for the same period in 2012. The significant increase is due largely to the significant increases in royalties revenues (non-cash), as mentioned above, and in net financed income (non-cash), partly offset by higher net R&D costs.
CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Wednesday, November 6, 2013, to discuss the 2013 third quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis ("MD&A") for the third quarter 2013 with the associated Unaudited Interim Condensed Consolidated Financial Statements can be found at www.aezsinc.com in the "Investors" section.

Aeterna Zentaris

About Aeterna Zentaris
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds from drug discovery to regulatory approval. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Aeterna Zentaris

Interim Consolidated Statements of Comprehensive Income (Loss) Information

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2013	2012	2013	2012
	$	$	$	$
Revenues
Sales and royalties	20,834	6,826	60,794	22,373
License fees and other	225	313	6,951	1,747
	21,059	7,139	67,745	24,120
Operating expenses
Cost of sales	8,860	5,556	26,982	19,331
Research and development costs, net of refundable tax credits and grants	6,230	4,342	15,947	15,081
Selling, general and administrative expenses	2,976	2,921	12,618	9,776
	18,066	12,819	55,547	44,188
Income (loss) from operations	2,993	(5,680)	12,198	(20,068)
Finance income	1,384	34	3,567	6,603
Finance costs	(535)	(908)	(707)	—
Net finance income (costs)	849	(874)	2,860	6,603
Net income (loss)	3,842	(6,554)	15,058	(13,465)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	550	(97)	649	(300)
Comprehensive income (loss)	4,392	(6,651)	15,707	(13,765)
Net income (loss) per share
Basic	0.13	(0.35)	0.56	(0.74)
Diluted	0.13	(0.35)	0.56	(0.74)
Weighted average number of shares outstanding
Basic	29,627,222	18,703,023	26,848,668	18,295,555
Diluted	29,627,222	18,703,023	26,848,668	18,295,555

Aeterna Zentaris

Interim Consolidated Statement of Financial Position Information

	As at September 30,	As at December 31,
(in thousands)	2013	2012
	$	$
Cash and cash equivalents	24,829	39,521
Trade and other receivables and other current assets	11,435	13,780
Restricted cash	848	826
Property, plant and equipment	1,537	2,147
Other non-current assets	11,322	11,391
Total assets	49,971	67,665
Payables and accrued liabilities	8,599	10,470
Current portion of deferred revenues	—	5,235
Warrant liability	5,399	6,176
Non-financial non-current liabilities*	18,375	52,479
Total liabilities	32,373	74,360
Shareholders' equity (deficiency)	17,598	(6,695)
Total liabilities and shareholders' equity (deficiency)	49,971	67,665
_________________________
* Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.

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